                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                EASYRIDERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  277848 1 0 7
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                 Joseph Teresi
                              28210 Dorothy Drive
                         Agoura Hills, California 91301
                           Telephone: (818) 889-8740
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               September 23, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO.  277848 1 0 7
         ---------------------
  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             Joseph Teresi
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS  (See Instructions)
             PF and OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER           -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER        6,993,507
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER     6,993,507
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER     -0-

                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,993,507 shares
          ---------------------------------------------------------------------

 (12) CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              35.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON  (See Instructions)
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.   Security and Issuer

     Common Stock, $.001 par value ("Common Stock"), of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 567 San Nicolas Drive, Suite 400, Newport Beach, California 92660.

Item 2.   Identity and Background

     This statement is filed by Joseph Teresi ("Mr. Teresi"). The residence address of Mr. Teresi is 2400 Laguna Drive, Ft. Lauderdale, Florida 33316.

     The present principal occupation or employment of Mr. Teresi, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Teresi is the Publisher of Paisano Publications, Inc., a principal subsidiary of the Company. The principal business of Paisano Publications, Inc. is 28210 Dorothy Drive, Agoura Hills, California 91301.

     During the last five years, Mr. Teresi has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Teresi is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The shares referred to in item 5(a) were acquired by Mr. Teresi in the following transactions:

          (a) pursuant to a reorganization transaction in which Newriders, Inc., a Nevada corporation ("Newriders"), became a wholly-owned subsidiary of the Company, Mr. Teresi exchanged 1,000,000 shares of Newriders common stock for 500,000 shares of the Company's common stock. Mr. Teresi had previously acquired the 1,000,000 shares of Newriders common stock (equivalent to 500,000 shares of the Company's common stock) in June 1998 in consideration of the forgiveness of $211,133 in accounts payable owed by Newriders to one or more of the Paisano Companies, then owned by Mr. Teresi.

          (b) Mr. Teresi acquired 6,493,507 shares of the Company's common stock in a reorganization transaction which closed on September 23, 1998 in exchange for transferring his 100.0% ownership interest in each of the Paisano Publications, Inc., a California corporation, Easyriders of Columbus, Inc., an Ohio corporation, Easyriders Franchising, Inc., a California corporation, Bros Club, Inc., a California corporation, and Associated Rodeo Riders on Wheels, a California corporation (collectively, the "Paisano Companies") to the Company or the Company's subsidiaries. Mr. Teresi had previously acquired his 100.0% interest in the Paisano Companies with his personal funds.

None of the stock purchases or stock acquisitions described in this Item 3 were made with funds borrowed by Mr. Teresi.

Item 4.   Purpose of Transaction

     The shares referred to in Item 5(a) below as being beneficially owned by Mr. Teresi were acquired by Mr. Teresi for investment purposes. Mr. Teresi may acquire and/or dispose of additional shares of the Company's common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Teresi to increase or decrease his holdings in the Company's common stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company's common stock, the terms and conditions related to their purpose and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Teresi and general economic and market conditions.

     Mr. Teresi presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person or additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Teresi may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.   Interest in Securities of Issuer

     (a) 6,993,507 shares of the Company's common stock are beneficially owned by Mr. Teresi, consisting of approximately 35.3% of such shares outstanding as of September 23, 1998.

     As of the date of this report, Mr. Martin beneficially owns an aggregate of 5,282,947 shares, or approximately 26.6% of the Company's outstanding common stock. The shares of the Company's common stock held by Mr. Teresi and Mr. Martin are subject to that certain Stockholders' Voting Agreement described in
Item 6 of this report, and accordingly Mr. Teresi may be deemed to share voting power for limited purposes with respect to shares of the Company's common stock beneficially owned by Mr. Martin. Mr. Teresi disclaims beneficial ownership of the shares of the Company's common stock reported hereunder as beneficially owned by Mr. Martin. Additionally, Mr. Teresi holds proxies with respect to the voting of an additional 1,370,000 shares or approximately 6.9% of the Company's outstanding common stock until May 29, 2000. These proxies were granted by Michael T. Purcell (400,000 shares), C.W. Doyle (320,000 shares) and Leon Hatcher (650,000 shares).

     (b) Mr. Teresi holds sole voting and dispositive power with respect to the 6,993,507 shares of the Company's common stock described in Item 5(a) as being beneficially owned by him, except in matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors, as to which the provisions of a Stockholders' Voting Agreement described in Item 6 apply, and as to which matters voting power of such shares may be deemed to be shared by Mr. Martin.

     (c) During the 60 days prior to the filing of this Schedule 13D, Mr. Teresi effected the transactions in the Company's common stock which are described in Item 3 of this schedule.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Teresi is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the following:

          Mr. Teresi and John E. Martin entered into that certain Stockholders' Voting Agreement dated September 23, 1998 in which both Mr. Martin and Mr. Teresi are entitled to designate to the other four individuals ("Director Designees") to be voted for and to serve on the Board of Directors of the Company. Each of Mr. Martin and Mr. Teresi is to use his best efforts to cause each of their respective affiliates to: (i) nominate for election and
     (ii) vote all of his shares entitled to vote thereon for the election of the other party's Director Designees at any meeting of the stockholders of the Company or by written consent of the holders of voting securities of the Company without a meeting. Under the Stockholders' Voting Agreement, both Mr. Martin and Mr. Teresi will use his best efforts to cause each of his respective affiliates' to vote all of his shares entitled to vote thereon to remove a Director Designee from the Company's Board of Directors if either Mr. Martin or Mr. Teresi desires to have one of his Director Designees removed. If a vacancy on the Company's Board of Director is filled by a person not acceptable to the person who designated the Director Designee (whose death, resignation, removal, etc.) created the vacancy, then Mr. Martin and Mr. Teresi will jointly request the Company's secretary to call a special meeting of shareholders for the election of directors.

          Each of Mr. Martin and Mr. Teresi appointed the other as his attorney in fact and proxy for the purposes described above. The Stockholders' Voting Agreement terminates on the date the outstanding principal of, and any and all accrued and unpaid interest on, three promissory notes payable by the Company to Mr. Teresi in the aggregate principal amount of $13,000,000 are repaid in full or the date on which Mr. Teresi advises the Company's Secretary that Mr. Teresi elects to waive the benefits of this Agreement, whichever first occurs.

Item 7.   Materials to be Filed as Exhibits

     Exhibit No.      Description
     -----------      -----------
         1            Stockholders' Voting Agreement between John Martin and
                      Joseph Teresi dated September 23, 1998

         2            Proxy given by Michael T. Purcell covering  800,000
                      shares of Newriders common stock (400,000 shares of the
                      Company's common stock). (Incorporated by reference from
                      the Company's Form S-4 registration statement (File No.
                      333-58501) filed July 6, 1998 as Exhibit No. 10.1.21).

         3 Proxy given by C.W. Doyle covering 640,000 shares of Newriders common stock (320,000 shares of the Company's common stock). (Incorporated by reference from the Company's Form S-4 registration statement (File No.
                      333-58501) filed July 6, 1998 as Exhibit No. 10.1.22).

         4 Proxy given by Leon Hatcher covering 1,300,000 shares of Newriders common stock (650,000 shares of the Company's common stock). (Incorporated by reference from the Company's Form S-4 registration statement (File No. 333-
                      58501) filed July 6, 1998 as Exhibit No. 10.1.23).


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 2, 1998                        By: /s/ Joseph Teresi
                                                 -----------------
                                                 Joseph Teresi

                                                                       EXHIBIT 1


                         STOCKHOLDERS' VOTING AGREEMENT

     Stockholders' Voting Agreement, dated as of September 23, 1998, by and between John Martin ("Martin") and Joseph Teresi ("Teresi").

     WHEREAS, Newriders, Inc., a Nevada corporation ("Newriders"), Easyriders, Inc., a Delaware corporation and wholly-owned subsidiary of Newriders ("Newco #1"), Easyriders Sub II, Inc., a California corporation and wholly-owned subsidiary of Newco #1 ("Newco #3"), Teresi and several companies owned by Teresi (the "Paisano Companies") entered into a stock contribution agreement (the "Paisano Agreement") whereby Teresi will contribute to Newco #1 all of the outstanding shares of capital stock of the Paisano Companies in exchange for 6,483,507 shares of common stock of Newco #1, a promissory note of Newco #3 in the principal amount of $15,000,000 payable at closing, assumption of $7,000,000 of debt and three notes in an aggregate principal amount of $13,000,000 (the "Teresi Notes"), as part of a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, Newriders, Newco #1, William Prather and Marna Prather (collectively, "Prather"), Martin and M & B Restaurants, L.C., a Delaware limited liability company, d/b/a El Paso Barbeque Company entered into an LLC interest contribution agreement (the "El Paso Agreement") whereby Martin and Prather will contribute to Newco #1 all of their limited liability company interests in El Paso in exchange for an aggregate of 2,000,000 shares of common stock of Newco #1, as part of a transaction described in Section 351 of the Code;

     WHEREAS, Newriders, Newco #1 and Easyriders Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Newco #1 ("Newco #2), will enter into an Agreement and Plan of Merger and Reorganization (the "Agreement and Plan of Merger and Reorganization") whereby (i) Newco #2 will merge into Newriders, (ii) the common stock of Newco #2 held by Newco #1 will be converted into one share of Newriders common stock (constituting all of the outstanding capital stock of Newriders) and (iii) the common stock of Newriders not held by Newco #1 will be converted into common stock of Newco #1 on a one-for-one basis, all as part of a transaction described in Sections 351, 368(a)(1)(A) and 368(a)(2)(E) of the Code;

     WHEREAS, immediately following consummation of the transactions contemplated by the Paisano Agreement, the El Paso Agreement and the Agreement and Plan of Merger and Reorganization, Martin and Teresi will be the beneficial owners of, and be entitled to vote, approximately 5,132,947 and 6,993,507 shares of common stock of Newco #1, respectively (along with all other voting securities of Newco #1 beneficially owned by Martin and Teresi, respectively, and all voting securities of Newco #1 purchased by (whether through open market purchases, privately negotiated transactions or otherwise) or which otherwise become beneficially owned by Martin and Teresi, respectively, after the date hereof, the "Shares");

     WHEREAS, Martin desires to vote his Shares in favor of Teresi's Director Designees (as defined below) and Teresi desires to vote his Shares in favor of Martin's Director Designees; and

     WHEREAS, Martin desires to appoint Teresi as his attorney in fact and proxy and Teresi desires to appoint Martin as his attorney in fact and proxy, with respect to the Shares each is entitled to vote at any meeting of stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting, on, and only on, the election and removal of directors of Newco #1;

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

     SECTION 1. Election of Directors.

     (a) Each of Martin and Teresi shall be entitled to designate to the other four individuals to be voted for and to serve on the board of directors of Newco #1 (each a "Director Designee") (provided that such individuals have not been involved in any legal proceedings of the type specified in Item 401(f) of Regulation S-K). Each of Martin and Teresi shall, and shall use his best efforts to cause each of their respective affiliates (as used in this Agreement, "affiliate" shall include, without limitation, any person or entity which, directly or indirectly, controls, is controlled by or under common control with such person or entity, members of any individual's immediate family and any trusts, the trustee and all beneficiaries of which are such persons or members of such individual's immediate family), to (i) nominate for election and

(ii) vote all of his Shares entitled to vote thereon for the election of the other party's Director Designees at any meeting of stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting.

     (b) If at any time either Martin or Teresi shall notify Newco #1 of such party's desire to have one or more of their respective Director Designees removed, each of Martin and Teresi shall, and shall use his best efforts to cause each of their respective affiliates to, subject to all applicable requirements of law, vote all of his Shares entitled to vote thereon for the removal of such director at any meeting of the stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting.

     (c) Whenever any Director Designee ceases to serve on the board of directors of Newco #1 (whether by reason of death, resignation, removal or otherwise), the successor director shall be acceptable to the party who designated the Director Designee creating the vacancy. In the event the board of directors of Newco #1 fills a vacancy with a person not acceptable to the party who designated the Director Designee creating the vacancy, Martin and Teresi agree to immediately jointly request the Secretary of Newco #1 to call a special meeting of stockholders of Newco #1 for the election of directors.

     (d) Martin and Teresi agree to jointly request the Secretary of Newco #1 to call a special meeting of stockholders of Newco #1 if either Martin or Teresi requests such a meeting.

     SECTION 2. Irrevocable Proxy. Each of Martin and Teresi hereby irrevocably constitutes and appoints the other as his attorney in fact and proxy pursuant to the provisions of Section 212(c) of the Delaware General Corporation Law, with full power of substitution, to vote all of such party's Shares entitled to vote thereon for the election or removal of the other party's Director Designees at any meeting of stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting and to execute and deliver any and all consents, instruments or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of each of Martin and Teresi set forth in this Section 2. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE, SUBJECT TO SECTION 3, AND COUPLED WITH AN INTEREST. Each of Martin and Teresi hereby revokes all other proxies and powers of attorney with respect to their Shares that he may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by each of Martin and Teresi with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of Martin or Teresi and any obligation of Martin and Teresi under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of Martin and Teresi.

     SECTION 3. Termination. This Agreement shall terminate on the date the outstanding principal of, and any and all accrued but unpaid interest on, the Teresi Notes is repaid in full or the date on which Teresi advises the Secretary of Newco #1 that he elects to waive the benefit of this Agreement, whichever first occurs.

     SECTION 4. Transfer of Shares. During the term of this Agreement, the parties shall be free to transfer their Shares to any person, except that no such transfer shall be made unless prior thereto the other party to this Agreement shall have been notified of such proposed transfer and the transferee shall have agreed in writing to be bound by the provisions of this Agreement as if a party named herein.

     SECTION 5. Legend. A copy of this Agreement shall be filed with the Secretary of Newco #1 and shall be kept at its principal executive office. Upon the execution of this Agreement, each of the parties hereto shall cause each certificate representing Shares to carry a legend as follows:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE
     PROVISIONS OF A STOCKHOLDERS' VOTING AGREEMENT, DATED AS OF             ,
     1998, AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT AS THEREIN PROVIDED. A COPY OF SUCH AGREEMENT IS ON FILE AT THE OFFICES OF THE COMPANY.

     SECTION 6. Notices. All notices and other communications shall be effective
(a) upon receipt if (i) hand delivered or (ii) sent by facsimile transmission and confirmed by mail, (b) the third day after mailing, postage prepaid return receipt requested and (c) one day after sending by recognized "over-night" delivery service. Any notice not contemplated above shall be effective upon receipt. For the purposes of this Section 6, the addresses of the parties to which notices shall be sent shall be as follows:

        If to Martin:

               John Martin
               18931 Glenmont Terrace
               Irvine, California 92612

        with a copy to:

               Palmieri, Tyler, Wiener, Wilhelm & Waldron LLP
               2603 Main Street, Suite 1300
               Irvine, California 92614
               Attention: Alan Wiener, Esq.

        If to Teresi:

               Joseph Teresi
               c/o Paisano Publications
               28210 Dorothy Drive
               Agoura Hills, California 91310

        with a copy to:

               Joseph J. Jacobs
               6380 Sweet Maple Lane
               Boca Raton, Florida 33433

     Each of the parties hereto may change the address to which such communications are to be directed by notice to the other parties as provided in this Section 6.

     SECTION 7. Complete Agreement. This is the complete agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements with respect thereto. There are no representations, warranties, covenants, conditions, terms, agreements, promises, understandings, commitments or other arrangements with respect to the subject matter hereof other than those expressly set forth herein.

     SECTION 8. Governing Law. This Agreement shall be governed by, construed under and enforced in accordance with, the laws of the State of California without regard to any conflict of law principles thereof.

     SECTION 9. Binding Agreement; Successors. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and each of their respective successors, assigns, heirs and other representatives.

     SECTION 10. Headings. The section headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, nor are they deemed to constitute a part of this Agreement.

     SECTION 11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     SECTION 12. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable and actual attorneys' fees (including any such fees incurred in connection with enforcement of any judgments) in addition to his costs and expenses and any other available remedies.

     SECTION 13. Waiver; Amendment. Any waiver of any provision or breach of this Agreement must be in writing, executed by the waiving party. No waiver of any provision or breach of this Agreement shall be a waiver of any other provision or breach of this Agreement or any subsequent breach. Any amendment or modification of this Agreement must be in writing and executed by all of the parties hereto.

     SECTION 14. Specific Performance. Each of the parties hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by a party hereto and that any such breach would cause the other party hereto irreparable harm. Accordingly, each party hereto agrees that in the event of any actual or threatened breach of this Agreement by any party hereto, the other parties hereto shall be entitled to specific performance. Such remedy shall not be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other remedies available at law or equity to such party.

     SECTION 15. Interpretation. The parties hereto agree that each party has participated in the drafting and preparation of this Agreement, and, accordingly, in any construction or interpretation of this Agreement, the same shall not be construed against any party by reason of the source of drafting.

     SECTION 16. Further Assurances. Each party shall execute and deliver such further instruments and take such further actions as the other party may reasonably request in order to carry out the intent of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written.

                                          /s/ John Martin
                                          --------------------
                                              John Martin


                                          /s/ Joseph Teresi
                                          --------------------
                                              Joseph Teresi

                ACKNOWLEDGMENT OF STOCKHOLDERS' VOTING AGREEMENT

     Easyriders, Inc. hereby acknowledges the existence of the foregoing Stockholders' Voting Agreement.

                                          EASYRIDERS, INC.

                                          By: /s/ William E. Prather
                                          --------------------------------------
                                          Name: William E. Prather
                                          Title: Chief Executive Officer,
                                                 President and Director